

SECURITIES AND EXCHANGE COMMISSION
AB 3/7/03
RECEIVED

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FEB 2 8 2003
DIVISION OF MARKET REGULATION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52690

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2002 AND ENDING 12/31/2002

                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Technology Capital Management, LLC

OFFICIAL USE ONLY
104231
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1240 Blalock, Suite 200

(No. and Street)

Houston	Texas	77055
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Melinda G. LeGaye   (281) 367-0380

                                                   (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pannell, Ferr, Forster of Texas

(Name – if individual, state last, first, middle name)

5151 San Felipe St. Suite 500	Houston	Texas	77056
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 4 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, Melinda G. LeGaye _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Technology Capital Management, LLC _____, as of December 31 _____, 20 02 ___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Signature

Melinda G. LeGaye   CFINOP
_____
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. N/A - See Note 6
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. N/A See Note 7
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3. N/A See Note 7
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3. N/A
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. N/A
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report. N/A
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

TECHNOLOGY CAPITAL MANAGEMENT, LLC

**Financial Statements and Supplementary
Information Required By SEC Rule 17a-5**

December 31, 2002

TECHNOLOGY CAPITAL MANAGEMENT, LLC

December 31, 2002

Table of Contents



PANNELL KERR FORSTER OF TEXAS, P.C.

Professional Advisors
5151 San Felipe, Suite 500
Houston, Texas 77056
Phone: (713) 860-1400
Fax: (713) 355-3909
www.pkftexas.com

INDEPENDENT AUDITORS' REPORT

To the Member of
Technology Capital Management, LLC

We have audited the accompanying statement of financial condition of Technology Capital Management, LLC as of December 31, 2002, and the related statements of operations, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Technology Capital Management, LLC as of December 31, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Pannell Kerr Forster of Texas P.C.

February 21, 2003



PKF worldwide

Member of Pannell Kerr Forster, a worldwide
alliance of independent accounting firms.

TECHNOLOGY CAPITAL MANAGEMENT, LLC

Statement of Financial Condition

December 31, 2002

Assets

Cash and cash equivalents	$ 1,093
Certificate of deposit	11,115
Total current assets	12,208
Note receivable - related party	27,710
Total assets	$39,918

Liabilities and Member's Equity

Accounts payable - trade	$ 2,500
Total current liabilities	2,500
Commitments and contingencies	-
Member's equity	37,418
Total liabilities and member's equity	$39,918

See accompanying notes to financial statements.

TECHNOLOGY CAPITAL MANAGEMENT, LLC

Statement of Operations

Year Ended December 31, 2002

Revenues	
Private placements	$100,000
Interest income	475
Total revenues	100,475
Expenses	
Service fee - related party	64,797
Regulatory fees and expenses	941
Other expenses	11,665
Total expenses	77,403
Net income	$ 23,072

TECHNOLOGY CAPITAL MANAGEMENT, LLC

Statement of Changes in Member's Equity

Year Ended December 31, 2002

	Total Member's Equity
Balance at December 31, 2001	$ 47,328
Member contribution	500
Member distributions	(33,482)
Net income	23,072
Balance at December 31, 2002	$ 37,418

See accompanying notes to financial statements.

TECHNOLOGY CAPITAL MANAGEMENT, LLC

Statement of Cash Flows

Year Ended December 31, 2002

Cash flows from operating activities	
Net income	$ 23,072
Adjustments to reconcile net income to net cash	
provided by operating activities	
Accounts receivable - related party	41,218
Accounts payable - trade	(2,600)
Accounts payable - related party	(1,648)
Net cash provided by operating activities	60,042
Cash flows from investing activities	
Increase in certificate of deposit	(289)
Increase in note receivable - related party	(27,710)
Net cash used in investing activities	(27,999)
Cash flows from financing activities	
Member contribution	500
Member distributions	(33,482)
Net cash used in financing activities	(32,982)
Decrease in cash	(939)
Cash and cash equivalents - beginning of year	2,032
Cash and cash equivalents - end of year	$ 1,093

See accompanying notes to financial statements.

TECHNOLOGY CAPITAL MANAGEMENT, LLC

Notes to Financial Statements

December 31, 2002

Note 1 - General Information and Summary of Significant Accounting Policies

Technology Capital Management, LLC (the "Company") was formed on April 4, 2000 as a Texas Limited Liability Company and its member has personal limited liability for the obligations or debts of the entity. The Company is a fully disclosed broker-dealer in securities under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers.

Cash and cash equivalents

The Company considers all short-term highly liquid investments which are readily convertible into cash and which have maturities as of the date of purchase of three months or less to be cash equivalents.

Private placement revenues

Private placement revenues include fees arising from the placement of debt and equity securities of corporations and other entities.

Income taxes

The Company is not recognized as a taxable entity for Federal income tax purposes and, thus, no income tax expense has been recorded in the financial statements. Taxable income of the Company is reported on the member's individual tax return.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported amounts of revenue and expenses at the date of the financial statements. Actual results could differ from those estimates.

Note 2 - Services Agreement

Effective January 1, 2002, the Company and its member entered a services agreement in which the member agrees to pay all overhead expenses of the Company. The Company pays the member a monthly service fee equal to 70% of the monthly adjusted net operating income, which excludes the service fee. In the event that the service fee causes the Company's net capital to fall below $7,500, then the service fee shall be reduced on a dollar-for-dollar basis by any amount necessary to allow the Company to maintain capital equal to $7,500. The amount of the reduction shall be permanently waived and will not be recoupable by the member in subsequent months. The management agreement renews automatically in one-year terms unless terminated by either party with 30 days notice prior to the anniversary date of the agreement. Accordingly, the Company reflected $64,797 in service fee expense in the statement of operations for 2002.

TECHNOLOGY CAPITAL MANAGEMENT, LLC

Notes to Financial Statements

December 31, 2002

Note 3 - Related Party

Included in notes receivable - related party at December 31, 2002 is $27,710 due from the member of the Company.

Private placement revenues include $100,000 of fees earned from corporations related through common ownership with the Company.

Note 4 - Net Capital Requirements

In accordance with Rule 15c3-1 of the Securities and Exchange Commission ("SEC"), the Company's aggregate indebtedness, as defined, shall not exceed 15 times its net capital. The Company must also maintain minimum net capital, subject to the requirements of a fully disclosed broker-dealer. The Company's net capital, as defined, of $9,583 exceeded the required minimum by $4,583 as of December 31, 2002, and its ratio of aggregate indebtedness to net capital was 0.26 to 1.0.

Note 5 - Employee Benefit Plan

The Company, along with affiliated companies, has adopted a SIMPLE IRA plan for the benefit of its employees effective March 31, 2001. The Company may match up to 3% of eligible employee's contributions. The Company did not incur any expense for matching contributions in the year ended December 31, 2002.

Note 6 - Subordinated Liabilities

There were no liabilities subordinated to claims of general creditors at any time during the year.

Note 7 - Omission of Certain Reports

A computation for determination of reserve requirements pursuant to rule 15c3-3 as specified by rule 17a-5(d)(3) and information relating to possession or control of securities as specified by rule 15c3-3 and rule 17a-5(d)(3) were both omitted and not required inasmuch as the Company operates pursuant to the exemptive provisions of SEC Rule 15c3-3(k)(2)(i). The Company does not hold customer funds or securities.

The Securities Investor Protection Corporation ("SIPC") supplemental report specified by rule 17a-5(e)(4) is omitted since the SIPC has suspended assessments based on net operating revenue.

**SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 15c3-1 OF THE
SECURITIES EXCHANGE ACT OF 1934**

SCHEDULE I
NET CAPITAL COMPUTATION
AS REQUIRED BY EXCHANGE ACT RULE 15c3-1
FOR
TECHNOLOGY CAPITAL MANAGEMENT, LLC

Year Ended December 31, 2002

Net capital requirement, the greater of:		$ 5,000
1/15 of aggregate indebtedness	167	
minimum dollar requirement	5,000	
Net capital		9,583
Excess (Deficiency) Net Capital		$ 4,583
Aggregate indebtedness		2,500
Excess net capital @ 1,500%		4,583
(net capital, less minimum net capital requirement)		
Excess net capital @ 1,000%		9,333
(net capital, less 10% aggregate indebtedness)		
Ratio of aggregate indebtedness to net capital		.26 to 1.0
Ratio of subordinated indebtedness to debt/equity total		N/A
120% of required net capital		6,000
Net capital in excess of 120% of required net capital		3,583

Total assets		$39,918
Less - total liabilities		2,500
Net worth		37,418
Deductions from and/or charges to net worth		
Total non-allowable assets	27,821	
Other deductions or charges	-	
Total deductions from net worth		27,821
Net capital before haircuts on securities positions		9,597
Haircuts on securities	14	
Certificates of deposit and commercial paper	-	
U.S. and Canadian government obligations	-	
State and municipal government and obligations	-	
Corporate obligations	-	
Stock and warrants	-	
Options	-	
Arbitrage	-	
Other securities	-	
Undue concentration	-	
Total haircuts of securities		14
* Net capital		$ 9,583

* There are no material differences in the above calculation of net capital and
the unaudited focus report.

**INDEPENDENT AUDITORS' REPORT ON
INTERNAL CONTROL REQUIRED BY
RULE 17a-5
OF SECURITIES EXCHANGE ACT OF 1934**

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED
By RULE 17A-5 of the SECURITIES AND EXCHANGE COMMISSION

To the Member of
Technology Capital Management, LLC

In planning and performing our audit of the financial statements and supplementary schedule of Technology Capital Management, LLC (the "Company"), for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11), and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of the design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of the member, management, and the SEC, the New York Stock Exchange, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

February 21, 2003